Xylem Inc.

Frank R. Jimenez

Senior Vice President, General Counsel

& Corporate Secretary

1133 Westchester Avenue, Suite N200

White Plains, New York 10604

Tel +1.914.323.5999

Email: frank.jimenez@xyleminc.com

VIA EDGAR

June 14, 2012

Re:     Xylem Inc.

           Registration Statement on Form S-4, as amended (File No. 333-181643)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

Xylem Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on June 18, 2012, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Arjun Koshal of Simpson Thacher & Bartlett LLP at (212) 455-3379.

Very truly yours,

Xylem Inc.

By:	/s/ Frank R. Jimenez
	Name:	Frank R. Jimenez
	Title:	Senior Vice President, General Counsel and Corporate Secretary